UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Chiasma, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
16706W102
(CUSIP Number)
December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 16706W102
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Abingworth LLP 98-051-8585
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
England
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	2,600,741*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	2,600,741*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 2,600,741*

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
(11) Percent of Class Represented by Amount in Row (9): 10.9%*
(12) Type of Reporting Person (See Instructions): IA

*Based on the information set forth in the Quarterly Report on Form 10-Q of Chiasma, Inc. (the “Issuer”) filed with the Securities and Exchange Commission on November 16, 2015, there were 23,936,776 shares of the Issuer’s common stock, par value $0.001 (the “Common Stock”), outstanding as of November 12, 2015. As of December 31, 2015 (the “Event Date”), Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 2,600,741 shares of Common Stock of the Issuer. The number of shares of Common Stock reported above consists of (i) 2,080,595 shares of Common Stock held by Abingworth Bioventures V, LP (“ABV V”); and (ii) warrants to purchase 520,146 shares of Common Stock held by ABV V which were exercisable as of, or within 60 days of, the Event Date. Abingworth, as the investment manager of ABV V, may be deemed to beneficially own the 2,600,741 shares of Common Stock held by ABV V. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth may be deemed to beneficially own 10.9% of the shares of Common Stock deemed issued and outstanding.

CUSIP NO. 16706W102
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Abingworth Bioventures V, LP
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
England
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	2,600,741*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	2,600,741*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 2,600,741*

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
(11) Percent of Class Represented by Amount in Row (9): 10.9%*
(12) Type of Reporting Person (See Instructions): IA

*Based on the information set forth in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission on November 16, 2015, there were 23,936,776 shares of Common Stock, par value $0.001, outstanding as of November 12, 2015. As of the Event Date, ABV V held (i) 2,080,595 shares of Common Stock of the Issuer; and (ii) warrants to purchase 520,146 shares of Common Stock which were exercisable as of, or within 60 days of, the Event Date. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, ABV V may be deemed to beneficially own 10.9% of the shares of Common Stock deemed issued and outstanding. Abingworth, as the investment manager of ABV V, may be deemed to beneficially own the 2,600,741 shares of Common Stock held by ABV V.

Item 1(a). Name Of Issuer:
Chiasma, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
60 Wells Avenue, Suite 102 Newton, Massachusetts 02459
Item 2(a). Name of Person Filing:
This Schedule 13G is being filed on behalf of (i) Abingworth Bioventures V, LP (“ABV V”), and (ii) Abingworth LLP (“Abingworth” and together with ABV V, the “Reporting Persons”). As of December 31, 2015 (the “Event Date”), ABV V is the owner of record of (i) 2,080,595 shares of common stock (the “Common Stock”) of Chiasma, Inc., a Delaware corporation (the “Issuer”); and (ii) warrants to purchase 520,146 shares of Common Stock which were exercisable as of, or within 60 days of, December 31, 2015. Abingworth, as the investment manager of ABV V, may be deemed to beneficially own the 2,600,741 shares of Common Stock held by ABV V.
Item 2(b). Address of Principal Business Office or, if None, Residence:
The business address for Abingworth and ABV V is Princess House, 38 Jermyn Street, London, England SW1Y 6DN.
Item 2(c). Citizenship:
Abingworth LLP is a limited liability partnership organized under the laws of England. ABV V is a limited partnership organized under the laws of England.
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.001
Item 2(e). CUSIP No.:
16706W102
Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.

Item 4. Ownership:
(a) Amount Beneficially Owned:	2,600,741*
(b) Percent of Class:	10.9%*
(c) Number of Shares as to which such person has:
(i) sole power to vote or to direct the vote:	0
(ii) shared power to vote or to direct the vote:	2,600,741*
(iii) sole power to dispose or to direct the disposition of:	0
(iv) shared power to dispose or to direct the disposition of:	2,600,741*

*Based on the information set forth in the Quarterly Report on Form 10-Q of Chiasma, Inc. (the “Issuer”) filed with the Securities and Exchange Commission on November 16, 2015 there were 23,936,776 shares of the Issuer’s common stock, par value $0.001 (the “Common Stock”), outstanding as of November 12, 2015. As of December 31, 2015 (the “Event Date”), Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 2,600,741 shares of Common Stock of the Issuer. The number of shares of Common Stock reported above consists of (i) 2,080,595 shares of Common Stock held by Abingworth Bioventures V, LP (“ABV V”); and (ii) warrants to purchase 520,146 shares of Common Stock held by ABV V which were exercisable as of, or within 60 days of, the Event Date. Abingworth, as the investment manager of ABV V, may be deemed to beneficially own the 2,600,741 shares of Common Stock held by ABV V. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth may be deemed to beneficially own 10.9% of the shares of Common Stock deemed issued and outstanding.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2016

ABINGWORTH LLP

By:	/s/ John Heard

Name:	John Heard
Title:	Authorized Signatory

ABINGWORTH BIOVENTURES V, LP

By: Abingworth LLP, its Manager

By:	/s/ John Heard

Name:	John Heard
Title:	Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

Exhibit Index

Exhibit	Page
A. Joint Filing Agreement dated as of February 16, 2016 by and between Abingworth LLP and Abingworth Bioventures V, LP	9

Exhibit A

JOINT FILING AGREEMENT

This Agreement will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the ordinary shares, $0.001 par value per share, of Chiasma, Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 16, 2016

ABINGWORTH LLP

By: /s/ John Heard

Name: John Heard

Title: Authorized Signatory

ABINGWORTH BIOVENTURES V, LP

By: Abingworth LLP, its Manager

By: /s/ John Heard

Name: John Heard

Title: Authorized Signatory